UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

[x] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
       THE SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ending December 31, 2000

                         OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
        THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ____ to ____

           Commission file number 333-27429

THE AERC 401(k) SAVINGS PLAN AND TRUST
(Exact name of Plan)

_____001_____
Plan Number

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5025 Swetland Court, Cleveland, Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

(216) 261-5000
(Registrant's telephone number, including area code)

_____
(Former name, former address and former fiscal year,
if changed since last report)

1

THE AERC 401(K) SAVINGS PLAN AND TRUST

December 31, 2000

TABLE OF CONTENTS

Independent Auditors' Report

To the Trustees
The AERC 401(K) Savings Plan and Trust

We have audited the financial statements of the AERC 401(K) Savings Plan and Trust (the "Plan") as of December 31, 2000 and 1999 and for the year ended December 31, 2000 and the supplemental schedule as of December 31, 2000, as listed in the accompanying contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reznick, Fedder & Silverman
Bethesda, Maryland
May 23, 2001

The AERC 401(K) Savings Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2000 and December 31, 1999

	2000	1999
ASSETS		
Investments, at fair value		
Stable Value fund	$ 802,694	$1,095,444
Income fund	546,584	460,830
Moderate portfolio	414,205	333,062
Stock Index fund	2,082,542	2,104,215
Growth and Income fund	1,375,139	1,292,091
Associated Estates Realty		
Corporation (AERC) Stock fund	248,927	151,994
Participant notes receivable	194,171	212,406
Total investments	5,664,262	5,650,042
Receivables		
Employer	5,475	–
Participants	29,460	–
Total receivables	34,935	–
Total assets	5,699,197	5,650,042
Net assets available for plan benefits	$5,699,197	$5,650,042

The accompanying notes are an integral part of this statement.

The AERC 401(K) Savings Plan and Trust

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2000

Additions to net assets attributed to:
  Investment income
    Net depreciation in fair value of
      investments $ (420,895)
    Realized gain   38,468
    Interest and dividends   294,534
  Contributions
    Employer $ 181,790
    Participants   1,039,539   1,221,329

        Total additions   1,133,436

Deductions from net assets attributed to:
  Benefits paid to participants   1,083,335
  Expenses paid   946

        Total deductions   1,084,281

            NET INCREASE   49,155

Net assets available for plan benefits

Beginning of year   5,650,042

End of year $5,699,197

    The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the AERC 401(K) Savings Plan and Trust have been prepared in conformity with generally accepted accounting principles as applied to profit-sharing trusts and in accordance with the terms of the Trust Agreement. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end.

2. Federal Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") which classified the Plan as a qualified employee benefit plan, exempt from income taxes, under the Employee Retirement Income Security Act of 1994 (ERISA).

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - DESCRIPTION OF PLAN

The following description of the AERC 401(K) Savings Plan and Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a plan of a controlled group of corporations which became effective April 1, 1990 by execution of the counterparts to the National City Bank Master Savings Plan and

The AERC 401(K) Savings Plan and Trust

NOTE B - DESCRIPTION OF THE PLAN (Continued)

Trust Adoption Agreement. On July 1, 1997, an adoption agreement was executed whereby Scudder, Stevens & Clark ("Scudder") replaced National City Bank as Trustee of the Plan. Additionally, effective January 1, 1999, an adoption agreement was executed which increased both the maximum contribution a participant may elect and the percentage of the participant's contribution which will be matched by the employer.

Employees are eligible after one year of service, provided that they have reached an age of 21 and work more than 1,000 hours per year. Participants are immediately vested in their investment account which includes participant contributions to the Plan, employer matching contributions and account earnings. Pursuant to the adoption agreement effective January 1, 1999, participants may elect to contribute up to 15 percent of their gross wages and have the option of investing their accounts between six different investment funds. The Plan provides for an employer matching contribution equal to 25 percent of the participant's contribution up to a maximum participant contribution of six percent of their gross wages.

On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, monthly payments over a period equal to the shorter of 120 months or the life expectancy of the participant and/or his or her beneficiary, installment payments of a fixed amount to be made until the balance of the participants's account is exhausted, distribution in kind (securities issued by Associated Estates Realty Corporation only), or any reasonable combination of the foregoing or any reasonable time or manner of distribution within the above stated limitations.

NOTE C - INVESTMENTS

The Plan's investments are held by Scudder. The following table presents the fair value of the investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2000

Market Value of Investments		
	December 31, 2000 Fair Value	December 31, 1999 Fair Value
Investment at fair value as determined by Scudder		
Stable Value fund	$ 802,694	$1,095,444
Income fund	546,584	460,830
Moderate portfolio	414,205	333,062
Stock Index fund	2,082,542	2,104,215
Growth and Income fund	1,375,139	1,292,091
Associated Estates Realty Corporation Stock fund	248,927	151,994
	$5,470,091	$5,437,636

During the year ended December 31, 2000, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $420,895.

THE ASSOCIATED ESTATES REALTY CORPORATION 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2000

NOTE D - ACTIVITY BY FUND

The following table presents the changes in investments for the year ended December 31, 2000 by investment fund based on options available to participants.

	Stable Value Fund	Income Fund	Moderate Portfolio	Stock Index Fund	Growth & Income Fund	AERC Stock Fund	Participant Notes Receivable	Other	Total
Net assets available for plan benefits as of January 1, 2000	$1,095,444	$460,830	$333,062	$2,104,215	$1,292,091	$151,994	$212,406	$ –	$5,650,042
Investment income									
Net appreciation (depreciation) in fair value of investments	–	16,958	(61,691)	(273,782)	(126,756)	24,376	–	–	(420,895)
Realized gain (loss)	–	(3,779)	1,368	65,476	(3,870)	(20,727)	–	–	38,468
Interest and dividends	54,421	34,216	49,691	–	101,586	36,827	17,793	–	294,534
Contributions									
Employer	15,828	16,602	18,057	67,374	44,085	14,369	–	5,475	181,790
Participants	97,529	91,320	101,511	390,628	251,181	77,910	–	29,460	1,039,539
Benefits paid to participants and fund transfers	(460,003)	(69,488)	(27,693)	(271,219)	(183,103)	(35,822)	(36,028)	21	(1,083,335)
Expenses paid	(525)	(75)	(100)	(150)	(75)	(–)	–	(21)	(946)
Net assets available for plan benefits as of December 31, 2000	$ 802,694	$546,584	$414,205	$2,082,542	$1,375,139	$248,927	$194,171	$34,935	$5,699,197

THE AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2000

NOTE E - PARTICIPANT NOTES RECEIVABLE

During 2000, the Plan made loans to various employees from their respective interests in the Plan. These loans and loans made in prior years bear interest at rates varying from 8.5% to 10.5%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest. The notes have maturity dates equal to or less than five years (ten years if the loan funds are utilized to purchase a primary residence) from the date of the notes, face value equal or greater than $1,000, and do not exceed 50 percent of the present value of the borrowers' interest in the Plan.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the IRS Form 5500:

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500 (Continued)

	December 31, 2000
Benefits paid to participants per the financial statements	$ 1,083,335
Add: Amounts allocated to withdrawing participants at December 31, 2000	-
Less: Amounts allocated to withdrawing participants at December 31, 1999	(1,475)
Benefits paid to participants per the IRS Form 5500	$ 1,081,860

Amounts allocated to withdrawing participants are recorded on the IRS Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE H - SUBSEQUENT EVENT

Pursuant to amended plan documents effective April 1, 2001, employees are eligible to participate in the plan with elective deferrals after six months of service, provided they have reached the age of 21. Twelve months of service is required for a participant to receive an employer matching contribution. There is no longer a minimum on the amount of hours worked. Also, effective February 1, 2001, the Plan was amended to provide for an employer matching contribution equal to 50 percent of the participant's contribution up to a maximum participant contribution of 6 percent of their gross wages.

SUPPLEMENTAL INFORMATION

THE ASSOCIATED ESTATES REALTY CORPORATION 401(K) SAVINGS PLAN AND TRUST
SCHEDULE H - ITEM 41 - SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2000

Identity of Party Involved	Description	Maturity	Interest Rate	Cost	Fair Value
Scudder	Stable Value Fund	N/A	N/A	$ 802,694	$ 802,694
Scudder	Income Fund	N/A	N/A	559,566	546,584
Scudder	Pathway Moderate Portfolio	N/A	N/A	460,065	414,205
Scudder	Growth and Income Fund	N/A	N/A	1,516,890	1,375,139
Scudder	Stock Index Fund	N/A	N/A	1,889,559	2,082,542
AERC	Stock Fund	N/A	N/A	302,204	248,927
Participant loans	Participant loans	Various	8.5%-10.5%	0	194,171

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AERC 401(K) SAVINGS
PLAN AND TRUST

Signature	Title	Date
/s/ William T. Hughes William T. Hughes	Trustee	June 27, 2001
/s/ Lou Fatica Lou Fatica	Trustee	June 27, 2001
/s/ Nan Zieleniec Nan Zieleniec	Trustee	June 27, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AERC 401(K) SAVINGS
PLAN AND TRUST

Signature	Title	Date
William T. Hughes	Trustee	June _____, 2001
Lou Fatica	Trustee	June _____, 2001
Nan Zieleniec	Trustee	June _____, 2001